SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.





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                                 LANOPTICS LTD.



     In connection with the Ordinary Share Purchase Agreement dated August 20, 2007 by and between LanOptics Ltd. and Mr. J. Cheney, filed with the Securities and Exchange Commission on a report on Form 6-K on August 20, 2007, the parties completed the first tranche of the transaction for the sale of 495,000 Ordinary Shares for an aggregate purchase price of $7,365,600 on August 21, 2007. Due to unanticipated technical difficulties, the second tranche of the transaction was not completed.

     This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            LANOPTICS LTD.
                                            --------------
                                            (Registrant)





                                            By: /s/Dror Israel
                                                --------------
                                                Dror Israel
                                                Chief Financial Officer

Date: August 31, 2007